FUSA Capital Corporation

September 22, 2008

Mark Shannon
Staff Accountant
Christine Davis
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

VIA EDGAR

RE:	FUSA Capital Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10Q for periods ending March 31, 2008 and June 30, 2008

Ladies and Gentlemen:

I write as President and CEO of FUSA Capital Corporation, a Nevada corporation (the “Company”) in response to a letter received from the Commission dated September 11, 2008.

We have revised our public disclosure in response to your letter.  Specifically, we have revised the exhibit 31.1 to include the required language for both the 10Q for the period ending March 31, 2008 and for the period ending June 30, 2008.

Furthermore, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in our 10Q and 10Q/A filings.   Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the Federal Securities Laws of the United States.

We remain available to answer any additional questions you may have regarding these filings or our public disclosure.

Very truly yours,

/s/ Jenifer Osterwalder
Jenifer Osterwalder
President & CEO
Tel (604)351-1694